FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 May 2003

CSR Limited
(Translation of registrant’s name into English)

9 Help Street, Chatswood NSW 2067 AUSTRALIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F. ☒  Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CSR Preliminary Final Report for the Year Ended 31 March 2003

CSR PRELIMINARY FINAL REPORT
FOR THE YEAR ENDED 31 MARCH 2003

Table of Contents

Review of Operations

Operations Summary:

•	CSR Building Products - Australia, Asia and New Zealand
•	Aluminium – Australia
•	CSR Sugar – Australia and New Zealand
•	Rinker Materials Corporation – United States of America
•	Readymix - Australia and China

Financial Performance Summary

Australian Stock Exchange Limited - Preliminary final report (ASX Information)

•	Consolidated statement of financial performance
•	Consolidated statement of financial position
•	Consolidated statement of cash flows
•	Consolidated statement of financial performance information
•	Business and geographical segment analysis
•	Additional information

REVIEW OF OPERATIONS

Highlights of the full year ended 31 March 2003

•                  Record operating result for CSR Group including Rinker Group Limited (Rinker).  Earnings before interest and tax before significant items (EBIT) up 5% to A$974 million

•                  Demerger of Rinker from the CSR Group completed

•                  Share buyback announced for 5% of CSR Limited shares

•                  Final CSR dividend declared of 6 cents per share

•                  Following the demerger, CSR is well positioned to build additional value for shareholders through strong cash generation and low risk growth

CSR Limited financial results

Because the demerger of Rinker was finalised at the financial year-end of 31 March 2003 (YEM03), the statutory accounts for the CSR Group for the year include the results for both CSR and Rinker.  The CSR Group’s net profit before significant items was A$561 million, in line with the previous year.  The Group’s earnings before interest, tax and significant items increased by 5% to A$974 million.  Earnings from each CSR Group business improved, but the stronger A$ negatively impacted the translation of Rinker Materials Corporation earnings into A$.  The net profit after tax to the CSR Group includes the significant profit resulting from the demerger of Rinker.  This significant profit was distributed to CSR shareholders in the value of shares in Rinker.

Measure	YEM03 result	% Change
Trading revenue	A$7,283 m	+4
EBIT (before significant items)	A$974 m	+5
EBIT/Trading revenue	13.4%	+0.1 percentage point
Net profit before significant items	A$561 m	+1
Net cash from operating activities	A$1,172 m	+2
Return on funds employed (ROFE) before significant items	16.4%	+0.9 percentage points
Net profit after significant items #	A$2,054 m

#  Includes the significant net profit after tax of A$1,493 million resulting from the demerger of Rinker based on the excess of fair value over book value of Rinker assets, less the transaction costs of the demerger.

Overview

The year just concluded has been one of major achievement and change for CSR. In addition to successfully completing the demerger of Rinker, the company delivered a record operating result.  CSR’s focus going forward is to build additional value for shareholders in its three remaining businesses in building products, aluminium and sugar.

Pro-forma 2003 results for CSR and Rinker

The results outlined below represent the pro-forma results for the CSR and Rinker businesses for the year ended 31 March 2003.  The pro-forma allocations of corporate costs and interest expense included in these separate operating results are consistent with the normalisation adjustments included in the demerger explanatory booklet.  In future, CSR and Rinker will report separately.

Pro-forma 2003 results for CSR and Rinker

Financial position

As at	CSR pre-demerger		Rinker post- demerger	CSR post- demerger
A$ million	31 March 2003	31 March 2002	31 March 2003	31 March 2003

Total assets	8,718	7,950	6,395	2,736
Total liabilities	4,529	3,846	3,258	1,587
Total shareholders’ equity	4,189	4,104	3,137	1,149

Net debt	1,806	1,738	1,580	226
Gearing ratios (%)
Net debt : equity plus net debt	30.1	29.7	33.5	16.4
Net debt : equity	43.1	42.3	50.4	19.7

Profitability – before significant items

	CSR				Rinker
	Year ended 31 March 2003		Year ended 31 March 2003	Year ended 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2003	Year ended 31 March 2002
	Actuals		Forecast (1)		Actuals	Forecast (1)
Total revenue	2,127		2,032	2,047	5,359	5,368	5,123
EBITDA	382		374	386	1,063	1,075	993
Depreciation and amortisation	106		102	106	365	379	347
EBIT	276		272	280	698	696	646
Tax expense	(69	)(2)	(77)		(255)	(255)
Outside equity interest in EBIT	(21)		(23)		(4)	(3)
Net finance expense after tax	(13)		(13)		(50)	(54)
Net profit	172		159		389 (3)	384
Earnings per share (A cents)	18.3		16.9		41.5	40.9

(1) Pro forma forecasts as outlined in the demerger explanatory booklet dated 7 February 2003.

(2) CSR’s tax rate of 25% reflects benefits of property profits which were subject to a lower effective tax rate.

(3) Net profit is based on normalised net finance expense after tax for CSR and Rinker as per the demerger explanatory booklet.  Most of the CSR Group’s debt was held in Rinker Materials during the year, so Rinker’s actual finance cost was higher. The Rinker net profit is A$382 million without the normalised allocation of finance cost.  Further information can be found in Rinker’s Preliminary Final Report for the Year Ended 31 March 2003.

CSR – now focused on building products, aluminium and sugar

With the demerger, CSR is a diversified manufacturing company with three businesses in Australia in building products, aluminium and sugar. These businesses all have leading or established positions in their respective markets, together with a history of stable total returns and strong cash flow generation.

Performance in the past year – improved profits from Building Products and Aluminium

Building Products lifted EBIT by 10% to A$120 million on 11% higher trading revenues of A$896 million. Activity levels in the new housing market were stronger than expected during the past year but extra costs were incurred in meeting customer requirements. As a result profit performance was lower than expected for the increased level of activity.

Aluminium increased EBIT by 15% to A$126 million on revenues of A$447 million in line with the previous year.  Increased demand from Asian markets resulted in record sales, although market pricing was down. The strong result was underpinned by prior year hedging of exposure to the price of aluminium and the US$/A$ exchange rate.

Sugar achieved a result slightly below last year with operating profit of A$71 million, resulting from an improved sugarcane crop offset by lower raw sugar prices.  This result includes a write-down of A$13 million in assets associated with production of low colour sugar at the Plane Creek mill as there is no longer a viable market for this product. While the international market for raw sugar continues to be difficult, we are seeing benefits from productivity improvements underway in CSR’s milling regions.  The long term aim is to achieve a sustainable 20% improvement in sugar yield.

Financial position

CSR’s balance sheet remains strong with net debt of A$226 million at 31 March 2003 following the demerger.  Gearing (net debt/net debt plus equity) reduced to 16.4% consistent with the demerger explanatory statement.  CSR’s long and short term credit ratings were maintained at investment grade, although reduced slightly due to the smaller scale of the businesses.

Dividend and share buyback

The directors have declared a final dividend of 6 cents, payable on 3 July 2003 with franking to be maintained at 70%.  Rinker has also announced a 2003 final dividend of 7 cents also franked to 70%.   In addition, CSR directors have announced an on-market buyback of 5% of CSR’s shares which aims to further enhance shareholder value.  CSR will continue to explore capital management opportunities where these are seen to enhance shareholder returns.

Strategy

CSR is now a smaller, more focused company.  Further work is being undertaken to ensure that the cost structure and operations are aligned to the requirements of the newly restructured group.  With this background, CSR’s strategy is to build value for shareholders from its three businesses by pursuing the following initiatives:

1.      Creating a safe and satisfying work environment for our employees

Safety performance has improved significantly over the past 12 months. The total recordable injury frequency rate improved by 23% in Building Products and Sugar compared to the prior year. CSR continues to focus on improvements in safety performance.

2.      Meeting our customers’ needs

We continue to look for better ways to serve our customers competitively and professionally to ensure we are the supplier of choice.  A key step in this process is ongoing communication with customers and the introduction of SAP computer systems to improve customer service levels.

3.      Improving efficiency and productivity

Each CSR business is committed to ongoing productivity improvement. Last year, the operational improvement program delivered A$15 million in savings for the ongoing CSR businesses and there is further scope for improvement. Systems are in place to ensure performance improvement is closely monitored and sustained.

4.      Pursuing low risk growth opportunities

CSR is seeking low risk growth opportunities in each of its three business areas. For example, CSR has the option to participate in a 15% production expansion of the Tomago aluminium smelter that is currently under way. The cost of participation is around A$75 million and a decision is required by November 2003.

CSR is also exploring a further investment in electricity co-generation at one of its sugar mills in North Queensland. The electricity, generated from renewable waste sugarcane fibre, would be sold into the Queensland electricity grid.

In building products, CSR is reviewing a number of opportunities to extend the company’s product range. In addition, CSR continues to look at restructuring and acquisition opportunities to improve the performance of the building products businesses, provided that these are value enhancing for shareholders.

Outlook for the year ahead

The operating environment for CSR remains quite challenging as there are a number of uncertainties that can impact performance.  A slowdown is expected in CSR Building Products’ residential building markets, although this should be offset to some extent by an increase in activity in the alterations and additions market and the commercial construction sector.

Within CSR Sugar, while the Burdekin crop prospects are good, lack of rain remains a problem in other Queensland regions and a continuation of this trend may have an adverse impact on the 2003 sugarcane crop prospects.  However, CSR expects to see continuing benefits from the productivity initiatives underway across all regions.  The sugar price outlook remains uncertain as a result of low world raw sugar prices and a rising A$.

Aluminium is expected to perform in line with last year as the returns are well hedged.

In addition, the company will receive some benefit from the development and sale of surplus property assets.

Against this background, the goal is to achieve an operational result broadly in line with last year for these businesses subject to an anticipated higher effective tax rate.

The priority for the next year will be to optimise the performance of the CSR business portfolio to deliver additional value for shareholders through strong cash generation combined with low risk growth.

OPERATIONS SUMMARY

CSR Building Products

Australia, Asia and New Zealand

Performance summary

•             Trading revenue A$896 million, up 11%.

•             Earnings before interest, tax, depreciation and amortisation before significant items (EBITDA) A$155 million, up 8%.

•             Earnings before interest and tax (EBIT) A$120 million, up 10%.

•             Profit margin (EBIT: trading revenue) was 13.4%, down from 13.5%.

Features

•             Profits increased in line with stronger than expected building activity across all market sectors but held back by some operational inefficiency.

•             To lift customer service, price management, and operational performance, we continued to expand the use of standardised management systems including SAP computer systems across all businesses.

•             The recently commissioned Rosehill concrete tile plant is producing new products.

Progress against priorities

•             Increase sales force effectiveness and servicing of customers: Groundwork completed with improved distribution and systems implementation.

•             Closely manage pricing, while maintaining market share: Capability to tightly manage pricing substantially improved and controlled.

•             Control operating capital: Expenditure equal to 56% of depreciation.

•             Improve safety and environment performance: Recordable injury rate and environmental incidents fell.

Key objectives this year

•             Improve pricing in all products, while retaining market share.

•             Grow through product innovations and judicious acquisitions where there is a strategic fit.

•             Increase effectiveness of our sales force and the servicing of our customers using the SAP computer system and related systems.

•             Improve efficiency of production and distribution operations.

•             Improve safety and environmental performance.

Aluminium

Australia

Performance summary

•             Trading revenue was A$447 million, up 1%.

•             EBITDA A$149 million, up 13%.

•             EBIT A$126 million, up 15%.

•             Profit margin 28.3%, up from 24.8%.

•             CSR’s share of Gove Aluminium Finance (GAF) (70% CSR) net profit before finance costs rose 9% to A$64 million.

Features

•             GAF sold a record tonnage, with value added billet and slab sales increasing by 31%.

•             Demand for aluminium increased in line with slow growth in the global economy, but a continuing production surplus reduced the world price.

•             A project to expand production capacity of the Tomago smelter by 15% commenced. GAF has an option to participate.

Progress against priorities

•             Continue to manage CSR’s aluminium investment to achieve the best outcome for shareholders: The business has performed well in a period of low world aluminium prices.

•             Continue to hedge the world market aluminium price and US$ revenue: Hedging continues to provide a base level of profitability and to reduce volatility of earnings.

Key objectives this year

•             Seek opportunities to grow CSR’s aluminium investment to achieve the best outcome for shareholders.

•             Continue to hedge the world market aluminium price and US$ revenue to provide a base level of profitability and to reduce volatility of earnings.

CSR Sugar

Australia and New Zealand

Performance summary

•             Trading revenue A$708 million, up 2%.

•             EBITDA A$107 million, down 3%.

•             EBIT A$71 million, down 4%.

•             Profit margin 10.0%, down from 10.6%.

Features

•             We produced 21% more raw sugar, but world sugar prices fell.

•             The refined sugar business (50% CSR) improved.

•             Ethanol returns fell slightly, due mainly to higher molasses prices.

•             We are beginning to see benefits from the Australian sugar industry wide program to create a high performance way of doing things.

Progress against priorities

•             Obtain commitment from entire Australian sugar industry for productivity initiatives: Regional industry boards established. The initiatives are providing major benefit.

•             Get renewable energy projects under way: Progress was made on opportunities. Ethanol projects require regulatory clarification.

•             Improve safety and environment performance: Recordable injury rate fell. Minor environmental incidents rose.

Key objectives this year

•             Drive harder for commitment from entire sugar industry to productivity initiatives.

•             Get renewable energy projects under way.

•             Improve safety and environment performance.

Rinker Materials Corporation

United States of America

Performance summary

•             Trading revenue A$4,218 million, up 2% on the previous period (US$2,383 million, up 13%).

•             EBITDA A$910 million, up 1% (US$514 million, up 12%).

•             EBIT A$592 million, down 1% with a stronger A$ (US$334 million, up 9%).

•             Profit margin 14.0%, the previous year 14.5%. This followed a change in the business mix due to the Kiewit acquisition mid year.

Features

•             Rinker Materials’ results improved while those of competitors generally declined.

•             In September 2002, Rinker Materials completed the US$540 million acquisition of Kiewit, in western US, with a leading aggregate, concrete and asphalt position in Arizona.

•             Ongoing operational improvement reduced costs.

Progress against priorities

•             Grow through bolt-on acquisitions and, if opportunities present, major investments; investigate new geographic markets: Acquired Kiewit and a small Florida concrete business.

•             Reduce costs through operational improvement: Operational cost savings totalled A$61 million.

•             Improve safety and environmental performance: Recordable injury frequency rate fell and there was no significant environmental harm.

Key objectives this year

•             Continue to grow, mainly through value adding bolt-on acquisitions.

•             Continue rate of performance improvement relative to competitors.

•             Reduce costs through operational improvement.

•             Improve safety and environment performance.

Readymix

Australia and China

Performance summary

•             Trading revenue A$1,014 million, up 10%.

•             EBITDA A$173 million, up 51%.

•             EBIT A$120 million, up 97%.

•             Profit margin 11.8%, up from 6.1%.

Features

•             Price increases for concrete and quarry products introduced earlier this year helped to lift profit margins.

•             Improved operational efficiency reduced costs across the business.

•             Australian Cement Holdings (50% Readymix) plans to merge with Queensland Cement Limited to create Australia’s largest cement manufacturer.

•             Activity levels improved in the residential, commercial and civil engineering construction sectors.

Progress against priorities

•             Restore profit above cost of capital. Disciplined management of profit margins. Lift prices: Price increases helped lift returns marginally above cost of capital.

•             Localise businesses, focus on customers: The business was reorganised into 63 cells, with managers closer to the customer and more accountable for operating results.

•             Improve safety and environment performance: Recordable injury frequency rates fell and there were no serious environmental incidents.

Key objectives this year

•             Implemented the Customer FIRST initiative to focus our organisation on our customers’ success

•             Recover market share loss while locking in current price levels.

•             Increase productivity and reduce per unit costs through operational improvement.

•             Improve financial performance of our asphalt business to acceptable levels.

•             Growth through our customers’ success and through small bolt-on acquisitions.

•             Improve safety and environment performance.

Financial performance summary

Year ended 31 March	(A$ million unless indicated)	2003	2002	% Change

For the year (1)

Trading revenue		7282.9	6984.7	4

Operating profit before finance, and income tax and significant items (EBIT)		973.8	925.8	5

Net profit after significant items		2053.5	552.6	272

Net profit before significant items		560.8	552.6	1

Net cash from operating activities		1172.1	1194.8	(2)

Capital investment		1345.4	583.9	130

(1) The significant item in the financial year ended 31 March 2003 represents the net profit of A$1,492.7 million arising as a result of the demerger of Rinker Group Limited, detailed below.

		Consolidated statement of financial performance
Item	(A$ million)	Before significant items	Significant items	After significant items

1.1	Revenues from ordinary activities	7494.9	4573.0	12067.9

1.2	Expenses from ordinary activities	(6565.5)	(3098.0)	(9663.5)

1.3	Borrowing costs	(114.2)	—	(114.2)

1.4	Share of associate entities’ net profit	53.3	—	53.3

1.5	Profit from ordinary activities before tax	868.5	1475.0	2343.5

1.6	Income tax (expense) benefit	(284.0)	17.7	(266.3)

1.7	Profit from ordinary activities after tax	584.5	1492.7	2077.2

1.8	Profit from extraordinary items after tax	—	—	—

1.9	Net profit	584.5	1492.7	2077.2

1.10	Net profit attributable to outside equity interests	(23.7)	—	(23.7)

1.11	Net profit attributable to members	560.8	1492.7	2053.5

Year ended 31 March	(A$ million unless indicated)	2003	2002	% Change

Per share [A cents]

Earnings after significant items		219.0	58.5	274

Earnings before significant items		59.8	58.5	2

Dividend (2)		17.0	24.0	(29)

Key measures (3)

EBIT/Trading revenue [%]		13.4	13.3

Return on funds employed before significant items [%] (4)		16.4	15.5

Interest cover [times]		10.0	8.5

Gearing at 31 March

Net debt: equity plus net debt [%]		16.4	29.7

Net debt: equity [%]		19.7	42.3

(2) Note that the recently demerged Rinker Group Limited has declared a final dividend of 7 cents.

(3) All ratios are calculated before significant items.

(4) Funds employed includes demerged Rinker group funds employed.

Australian Stock Exchange Limited

Preliminary final report

CSR Group Limited

ABN 90 000 001 276

For the financial year ended 31 March 2003

For announcement to the market

Item			A$ million

1.1	Revenues from ordinary activities		12067.9

1.22	Profit from ordinary activities after tax attributable to members		2053.5

2.5 (d)	Profit from extraordinary items after tax attributable to members	—	—

1.11	Net profit for the period attributable to members		2053.5

	Final dividend per share:
15.4	Current year	6 cents	(70% franked at 30% tax rate	)

15.5	Previous corresponding year	13 cents	(70% franked at 30% tax rate	)

15.2	Registrable transfers received by 5 June 2003 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the dividend are determined.

Changes to previous years are not disclosed as the above numbers include a significant profit of A$ 1,492.7 million arising as a result of the demerger of Rinker Group Limited.

Revenue from ordinary activities before significant items of A$7,494.9 million increased by 4% over the prior year

Profit before significant items of A$560.8 million increased by 1% over last year.

Consolidated statement of financial performance

Year ended 31 March	(A$ million)	2003	2002

1.1	Revenues from ordinary activities	12067.9	7194.8

1.2	Expenses from ordinary activities	(9663.5)	(6289.6)

1.3	Borrowing costs	(114.2)	(132.1)

1.4	Share of associate entities’ net profit [see item 16.7]	53.3	45.4

1.5	Profit from ordinary activities before tax	2343.5	818.5

1.6	Income tax on ordinary activities	(266.3)	(243.7)

1.7	Profit from ordinary activities after tax	2077.2	574.8

1.8	Profit from extraordinary items after tax	—	—

1.9	Net profit	2077.2	574.8

1.10	Net profit attributable to outside equity interests	(23.7)	(22.2)

1.11	Net profit attributable to members	2053.5	552.6

	Non-Owner Transaction Changes in Equity

1.12	Increase in revaluation reserves	—	—

1.13	Net exchange differences recognised in equity	(212.8)	(104.9)

1.14	Other revenue, expense and initial adjustments recognised directly in equity	—	—

1.15	Net effect of adoption of AASB 1044 - product liability	(143.7)	—

1.16	Total transactions and adjustments recognised directly in equity (item 1.12 to 1.15)	(356.5)	(104.9)

1.17	Total changes in equity not resulting from transactions with owners as owners	1697.0	447.7

	Earnings per security [A cents]

1.18	Basic EPS	219.0	58.5

1.19	Diluted EPS	218.5	57.8

Comparison of half year profits

3.1	Consolidated profit from ordinary activities after tax attributable to members reported for the 1st half year	319.4		277.0

3.2	Consolidated profit from ordinary activities after tax attributable to members for the 2nd half year	1,734.1	*	275.6

* A$241.4 million excluding A$1,492.7 million net profit arising as a result of the demerger of Rinker Group Limited.

Year ended 31 March	(A$ million)	2003	2002	% change

	Profit from ordinary activities attributable to members

1.20	Profit from ordinary activities after income tax (item 1.7)	2077.2	574.8	261

1.21	Less outside equity interests	23.7	22.2	7

1.22	Profit from ordinary activities after tax, attributable to members	2053.5	552.6	272

	Revenues and Expenses from ordinary activities

1.23	Revenue from sales or services	7282.9	6984.7	4

1.24	Interest revenue	8.9	24.8	(64)

1.25	Fair value of Rinker Group Limited	4573.0	—	—

1.25	Other revenue	203.1	185.3	8

		12067.9	7194.8

1.26	Details of relevant expenses
	Cost of sales	4594.1	4444.8	3
	Warehouse and distribution costs	1063.0	991.1	7
	Selling costs	217.6	182.4	19
	Administration and other costs	534.7	512.5	4
	Book value of demerged assets	3023.8	—	—
	Demerger transaction costs	74.2	—	—
	Other expenses	156.1	158.8	(2)

		9663.5	6289.6
1.27	Depreciation and amortisation excluding amortisation of intangibles – included in expenses noted above (see item 2.1 and 2.2)	376.9	369.6	2

1.28	Borrowing costs capitalised in asset values	—	1.8	(100)

1.29	Outlays capitalised in intangibles (unless arising from acquisition of a business)	—	—	—

	Consolidated Retained Profits

1.30	Retained profits at the beginning of the financial period	1602.3	1273.9	26

1.31	Net profit attributable to members (item 1.11)	2053.5	552.6	272

1.32	Net transfers to reserves	55.7	0.8

1.33	Net effect of adoption of AASB1044 – product liability	(143.7)	—

1.33	Net effect of adoption of AASB1044 – dividend provision	121.7	—

1.33	Demerger distribution	(3317.2)	—

1.34	Dividends paid	(225.0)	(225.0)

1.35	Retained profits at end of financial period	147.3	1602.3

	Intangible and extraordinary items

2.1	Amortisation of goodwill	84.6	72.0	18

	less income tax expense	9.0	9.3	(3)

	Net amortisation of goodwill	75.6	62.7	21

2.2	Amortisation of other intangibles	10.1	11.3	(11)

	less income tax expense	3.4	3.7	(8)

	Net amortisation of other intangibles	6.7	7.6	(12)

2.3	Total net amortisation of intangibles	82.3	70.3	17

2.4/2.5	Total extraordinary items for years ended 31 March 2003 and 2002 are nil.

Consolidated statement of financial position

(A$ million)		As at 31 March 2003	As at 31 March 2002	As at 30 September 2002

	Current assets
4.1	Cash	372.4	156.6	166.6
4.2	Receivables	326.2	988.0	1244.7
4.4	Inventories	156.3	572.5	582.7
4.6	Other current assets	2.3	25.5	40.5

4.7	Total current assets	857.2	1742.6	2034.5

	Non-current assets
4.8	Receivables	46.3	50.9	46.8
4.9	Investments accounted for using equity method	138.4	316.6	332.4
4.10	Other financial assets	22.4	40.2	45.3
4.11	Inventories	19.4	129.2	129.0
4.14	Property, plant and equipment (net)	1357.4	4137.9	4294.1
4.15	Intangibles (net)	36.1	1111.6	1737.1
4.16	Deferred income tax assets	202.8	283.0	321.7
4.17	Other non-current assets	55.5	138.7	145.1

4.18	Total non-current assets	1878.3	6208.1	7051.5

4.19	Total assets	2735.5	7950.7	9086.0

	Current liabilities
4.20	Payables	241.1	745.3	847.8
4.21	Interest bearing liabilities	325.6	104.0	272.9
4.22	Income tax liabilities	13.3	17.3	113.3
4.23	Provisions	138.8	352.6	293.7

4.25	Total current liabilities	718.8	1219.2	1527.7

	Non-current liabilities
4.26	Payables	1.5	43.2	41.1
4.27	Interest bearing liabilities	272.7	1790.7	2204.9
4.28	Deferred income tax liabilities	213.5	519.6	573.4
4.29	Provisions	380.2	273.6	480.2

4.31	Total non-current liabilities	867.9	2627.1	3299.6

4.32	Total liabilities	1586.7	3846.3	4827.3

4.33	Net assets	1148.8	4104.4	4258.7

	Equity
4.34	Contributed equity	919.7	2139.4	2146.7
4.35	Reserves	12.6	281.1	240.8
4.36	Retained profits	147.3	1602.3	1775.2
4.37	Equity attributable to members of CSR Limited	1079.6	4022.8	4162.7
4.38	Outside equity interests in controlled entities	69.2	81.6	96.0

4.39	Total equity	1148.8	4104.4	4258.7

4.40	CSR has no preference shares on issue

5	Exploration and evaluation expenditure capitalised:- Not material

6	Development properties:- Not material

Consolidated statement of cash flows

Year ended 31 March	(A$ million)	2003	2002

	Cash flows from operating activities
7.1	Receipts from customers	7572.7	7258.3
7.2	Payments to suppliers and employees	(6281.3)	(5987.1)
7.3	Dividends and distributions from associate entities	69.5	52.3
7.4	Other dividends received	—	2.3
7.5	Interest received	8.8	27.8
7.7	Tax refund from Australian Taxation Office	—	33.0
7.7	Income taxes paid	(197.6)	(191.8)

7.9	Net cash from operating activities	1172.1	1194.8

	Cash flows from investing activities
7.10	Purchase of property, plant, equipment and other non-current assets	(315.2)	(427.0)
7.11	Proceeds from sale of property, plant, equipment and other non-current assets	97.7	120.6
7.12	Purchase of controlled entities and businesses net of cash acquired	(971.8)	(158.5)
7.12	Return of capital from associated entities	5.4	—
7.13	Proceeds from sale of interests in controlled entities and businesses	71.8	15.5
7.14	Loans and receivables issued	(7.6)	(1.2)
7.15	Loans and receivables repaid	4.6	13.3

7.17	Net cash used in investing activities	(1115.1)	(437.3)

	Cash flows from financing activities
7.18	Proceeds from issue of shares	42.8	22.9
7.18	Share buyback	(6.7)	(208.5)
7.19	Net (repayment of proceeds from borrowings)	981.7	(243.0)
7.21	Dividends paid	(245.1)	(256.2)
7.22	Interest and other finance costs paid	(111.4)	(118.3)
7.22	Hedging of foreign operations	—	3.3

7.23	Net cash used in financing activities	661.3	(799.8)

7.24	Net increase (decrease in cash held)	718.3	(42.3)

7.25	Net cash at beginning of financial year	156.6	199.5
	Cash in demerged Rinker group entities	(500.3)
7.26	Effects of exchange rate changes	(8.5)	(0.6)

7.27	Net cash at end of financial year	366.1	156.6

	Non-cash financing and investing activities

	On 28 March 2003, CSR demerged its Rinker Materials and Readymix businesses. Details are shown on page 27.

During the year ended 31 March 2002, CSR Limited issued shares to employees of CSR Limited and its controlled entities under the terms of the Universal Share Option Plan. These shares were funded by employee loans of A$2.6 million from CSR Limited.

	Reconciliation of net cash
	Reconciliation of net cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the statement of financial position is as follows.
8.1	Cash at banks and on hand	37.9	68.2
8.1	Cash held to settle debt to Rinker group(1)	315.5	—
8.2	Short-term loans and deposits	19.0	88.4
		372.4	156.6
8.3	Bank overdrafts	(6.3)	—

8.5	Net cash at end of financial year	366.1	156.6

(1)          As part of the demerger, A$60.2 million of the CSR group’s cash balances were allocated to the Rinker Group Limited. In addditon A$255.3 million was payable to Rinker Materials Corporation to extinguish debt. These payments were not made until after the year ended 31 March 2003, and are recorded as liabilities.  These payments have now been made.

Consolidated statement of financial performance information

Year ended 31 March	(A$ million unless indicated)	2003	2002	% Change

Ratios

9.1 Profit before tax/revenue Consolidated profit from ordinary activities before tax (item 1.5) as a percentage of total revenue (item 1.1)		19.4	11.4

9.2 Profit after tax/equity (%) Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) the end of the period (item 4.37)		190.2	13.7

10.1 Earnings per share (cents)

A Basic earnings per share		219.0	58.5	274

B Diluted earnings per share		218.5	57.8	278

C Weighted average number of ordinary shares outstanding during the period used in the calculation of basic earnings per share (million)		937.7	944.8	(0.7)

Weighted average number of ordinary shares used in calculation of diluted earnings per share (millions)		2.1	10.8

D Net profit used in calculating basic and diluted earnings per share		2053.5	552.6	272

E The 2002 options were issued at a price above current market price and are therefore not considered to be dilutive.

11.1 Net tangible asset backing per ordinary share (A$)(net assets less intangibles/ no of shares on issue at period end)		1.10	3.11	(65)

12 Discontinuing operations - see Additional information

13     Control gained over entities having material effect No controlled entities were acquired during the period which  increased consolidated after tax operating profit by more than 5% compared with the previous corresponding year.

14     Loss of controlled entities having material effect Except for the Rinker group entities demerged, as shown on page 27,  no controlled entities were disposed of during the period which  decreased consolidated after tax operating profit by more than 5% compared with the previous corresponding year.

Year ended 31 March	(A$ million unless indicated)	2003	2002	% Change

Dividends:

15.1 A final dividend has been declared and is payable on 3 July 2003.

15.2    Registrable transfers received by CSR’s external share registrar, Computershare Investor Services Pty Limited, on 5 June 2003 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the dividend are determined.

Share register:	Computershare Investor Services Pty Limited
	Level 3
	60 Carrington Street,
	Sydney NSW 2000 Australia.
	GPO Box 7045,
	Sydney NSW 1115 Australia.

15.3 A final dividend was declared on 20 May 2003.

Final dividend per share
15.4 current year:	6 cents (70% franked at 30% tax rate)
As the unfranked part of this dividend derives from the foreign dividend account, no withholding tax is payable by non-resident holders or by nominee holders on behalf of non-resident beneficiaries.
15.5 previous year:	13 cents (70% franked at 30% tax rate)

Interim dividend per share
15.6 current year:	11 cents (70% franked at 30% tax rate)
15.7 previous year:	11 cents (40% franked at 30% tax rate)

15.8 Total annual ordinary dividend per share		17.0	24.0	(29)

15.11 CSR does not have any preference shares on issue

15.13 Total annual ordinary dividend		225.0	225.0	—
The final dividend in respect of ordinary shares for the year ended 31 March 2003 has not been recognised in this financial report because the final dividend was declared after 31 March 2003.

2003 represents dividends paid during the year.

The dividend reinvestment plan remains suspended until further notice.

Year ended 31 March	(A$ million unless indicated)	2003	2002

Investments accounted for using equity method

Details of aggregate share of profits of associate entities:
16.1 Profit from ordinary activities before income tax		72.3	61.5
16.2 Income tax expense		(19.0)	(16.1)
16.3 Profit from ordinary activities after income tax		53.3	45.4
16.4 Extraordinary items net of tax		—	—
16.5 Net profit		53.3	45.4
16.6 Outside equity interest		—	—
16.7 Net profit attributable to members		53.3	45.4

Material interests in entities which are not controlled entities:
17.1 CSR Limited and its controlled entities have an interest which is material from its viewpoint, in the following associated entities.

Australian Cement Holdings Pty Ltd

Percentage of issued capital held at 31 March (demerged on 28 March 2003)	—	50.0

Contribution to net profit attributable to members	20.3	21.1

New Zealand Sugar Company Limited

Percentage of issued capital held at 31 March	50.0	50.0

Contribution to net profit attributable to members	8.3	6.5

Sugar Australia joint venture

Percentage of interest held at 31 March	50.0	50.0

Contribution to net profit attributable to members (1)	13.5	9.2

(1)          CSR Limited as a joint venturer incurred a tax expense of A$4.1 million (2002 A$2.7 million) as a result of this year’s profit.  This expense is included under item 1.6 but excluded from item 16.2.

17.3    CSR Limited and its controlled entities do not have any other material interests.

18    Issued and quoted securities

Category of securities	Number issued	Number quoted	Issue price (A$)		Paid-up value (A$)
ORDINARY SHARES (Item 18.3)

Fully paid shares(a)

On issue/quoted at 31 March 2002	935 834 472	935 834 472

Movements during the year (Item 18.4)
Partly to fully paid(b)	517 000	517 000	4.76		4.76
Executive Share Option Plan (options converted)	8 745 834	8 745 834	4.38		4.38
Universal Share/Option Plan(c)	670 800	670 800	3.18		3.18
Share buyback(d)	(1 100 000)	(1 100 000)	6.05	(k)	6.05	(k)

Issued/quoted during the year	8 833 634	8 833 634
On issue/quoted at 31 March 2003	944 668 106	944 668 106

Movements since half-year end	—	—
On issue/quoted at 19 May 2003	944 668 106	944 668 106

Partly paid shares(b)

On issue at 31 March 2002	517 000		4.76		0.10
Partly to fully paid	(517 000)		4.76		4.76
On issue at 31 March 2003	—

Category of securities	Number issued	Number quoted	Issue price(f) (A$)	Paid-up value (A$)
Options(e),(l)

On issue at 31 March 2002	12 693 334

1998 issue(g)	2 825 000		3.86
converted to fully paid shares	(2 725 000)		3.86
lapsed	(100 000)		3.86
remaining	—		—

1998 issue(h)	1 350 000		3.86	0.01
converted to fully paid shares	(500 000)		3.86	—
lapsed	(25 000)		3.86	0.01
remaining	825 000		3.86

1999 issue(g)	1 903 334		4.33
converted to fully paid shares	(1 893 334)		4.33
lapsed	(10 000)		4.33
remaining	—		—

2000 issue(g)	150 000		4.04
converted to fully paid shares	(150 000)		4.04
lapsed	—		—
remaining	—		—

2000 issue(i)	2 815 000		4.50
converted to fully paid shares	(2 752 500)		4.50
lapsed	(62 500)		4.50
remaining	—		—

2001 issue(i)	3 650 000		6.96
converted to fully paid shares	(210 000)		—
lapsed	(335 000)		—
remaining	3 105 000		6.96

2002 issued(i)(j)	720 000		6.39
converted to fully paid shares	(515 000)		—
lapsed	—		—
remaining	205 000		6.39
On issue at 31 March 2003	4 135 000

On issue at 19 May 2003	4 135 000

a                  Ordinary fully paid shares are listed on the Australian and London stock exchanges and are traded in sponsored American Depositary Receipt form on the over-the-counter market in the United States. Fully paid ordinary shares carry one vote per share and the right to dividends.

b                 Ordinary shares were issued between 1986 and 1990 under the now superseded Executive Share/Option Plan.  The shares were partly paid to A$0.10, were entitled to one-thirtieth of the dividend, and had no voting rights. Issue prices ranged between A$3.00 and A$5.35 per share.

c.               Ordinary fully paid shares were issued in September 2002 under the employee Universal Share/Option Plan.  For tax reasons, shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company. Offers of fully paid shares were made to all eligible employees (6,477). 3,354 accepted the offer, subscribing for 100 shares and receiving a further 100 shares at no cost.

d.              On 1 June 2001 CSR commenced a twelve month share buyback of up to 10% of its fully paid shares. A total of 23.8 million shares were repurchased under the buyback, including 1.1 million this year.

e.               The holders of the options do not have any right, by virtue of the options, to participate in any share or other interest issue of CSR or any other body corporate, but the amount payable on exercise or number of shares issued may be varied as a result of pro-rata rights or bonus issues.

f.                 The issue price is the CSR share market price at the time of each issue, hence no cost was recognised in the statement of financial performance.

g.              Options issued under the Executive Share Option Plan approved at the 1998 annual general meeting. Options have been issued in 1998 and 1999 and June 2000 and are eligible for conversion progressively over varying periods as from mid 2000 to mid 2005. The conversion of each portion of options to shares is conditional on the percentage growth in the cumulative value of a notional investment in CSR exceeding the growth of an equivalent investment in the ASX All Industrials Accumulation Index, measured over defined periods. Options are issued at the CSR share market price at the time of issue. The obligation to pay this amount is deferred until these options are exercised or lapse.

h.              Options issued to Rinker Materials Corporation executives on the same basis as set out in Note g. above, except that the options are paid to A$0.01 with the balance of the issue price payable when the options are exercised.

i.                  Options issued under the Executive Share Option Plan approved at the 1998 annual general meeting and amended at the 2000 annual general meeting. Options have been issued in August 2000, December 2000, June 2001, August 2001, December 2001 and June 2002 and are eligible for conversion progressively over varying periods as from mid 2003 to mid 2007. The conversion of options to shares is conditional on the percentage growth in the cumulative value of a notional investment in CSR exceeding the growth of an equivalent investment in the ASX All Industrials Accumulation Index (including manufacturing and industrial organisations, but excluding such companies as banks, finance, insurance, investment, financial services, media, property trusts, telecommunications, leisure and tourism), measured over defined periods. Options are issued at the CSR share market price at the time of issue. The obligation to pay this amount is deferred until these options are exercised or lapse.

j.                  In June 2002, 720 000 options were offered to 7 executives.

k.               Average price of shares bought back over the period.

l.                  Due to the impending demerger, the board declared a special circumstance in February 2003, which allowed options held by senior executives to be exercised prior to the demerger taking effect. All options satisfied the performance hurdle and could be exercised during the trading window from late February to 4 April 2003. Those options with an exercise price less than the market price of CSR shares during the trading window were exercised. Those options with an exercise price greater than the market price during the trading window, were not exercised prior to the demerger. As the CSR share price is now trading at approximately 25% of its pre-demerger value, these remaining options will not be exercised and will lapse by February 2004. The Rinker Materials executives entered into an agreement not to exercise all their options in lieu of a cash payment under the long-term incentive scheme. The executives exercised their available options during the trading window. The 1998 options will lapse on 3 December 2003. All other remaining options will lapse in 7 February 2004.

Business segment analysis

Year ended 31 March	Profit from ordinary activities before income tax			Income tax			Outside equity interests		Net profit
(A$ million except percentages)	2003	%	2002	%	2003	2002	2003	2002	2003	2002
Rinker Materials
Aggregates	185.4	19	175.0	19	67.4	63.5	—	—	118.0	111.5
Cement	153.5	16	150.1	16	64.8	63.2	—	—	88.7	86.9
Concrete, concrete block, asphalt	151.3	15	123.7	13	59.7	47.4	0.3	—	91.3	76.3
Concrete pipe and products	107.6	11	153.8	17	42.3	59.3	—	—	65.3	94.5
Other	(5.8)	(1)	(4.1)	—	(1.0)	(0.6)	2.0	0.7	(6.8)	(4.2)
Total Rinker Materials (2)	592.0	60	598.5	65	233.2	232.8	2.3	0.7	356.5	365.0
Readymix	119.5	12	56.7	6	25.5	8.9	2.1	1.1	91.9	46.7
Building Products	119.7	12	108.8	12	35.1	32.8	(2.6)	1.1	87.2	74.9
Sugar – milling	37.1	5	44.5	5	11.3	13.7	—	—	25.8	30.8
Sugar – other	33.7	3	29.3	3	6.4	2.8	—	—	27.3	26.5
Aluminium	126.3	13	110.0	12	38.7	31.4	23.9	20.4	63.7	58.2
Segment Total	1028.3	105	947.8	103	350.2	322.4	25.7	23.3	652.4	602.1
Corporate	(32.3)	(3)	(34.3)	(4)	(10.1)	(9.9)	—	—	(22.2)	(24.4)
Unallocated Items (1)	(22.2)	(2)	12.3	1	(16.1)	(27.7)	—	—	(6.1)	40.0
Group Total	973.8	100	925.8	100	324.0	284.8	25.7	23.3	624.1	617.7
Net finance	(105.3)		(107.3)		(40.0)	(41.1)	(2.0)	(1.1)	(63.3)	(65.1)
Consolidated before significant items	868.5		818.5		284.0	243.7	23.7	22.2	560.8	552.6
Significant items	1475.0		—		(17.7)	—	—	—	1492.7	—
Consolidated after significant items	2343.5		818.5		266.3	243.7	23.7	22.2	2053.5	552.6

Year ended 31 March	External Revenue		Internal Revenue		Total Revenue (3)		Profit margins(4) %
(A$ million except percentages)	2003	2002	2003	2002	2003		2003	2002
Rinker Materials
Aggregates	692.5	614.1	428.0	388.1	1120.5	1002.2	16.5	17.5
Cement	269.0	300.9	312.4	316.8	581.4	617.7	26.4	24.3
Concrete, concrete block, asphalt	1792.6	1,519.0	—	—	1792.6	1519.0	8.4	8.1
Concrete pipe and products	810.8	953.1	—	—	810.8	953.1	13.3	16.1
Other	746.2	794.6	—	—	746.2	794.6	(0.8)	(0.5)
Eliminations	—	—	(740.4)	(704.9)	(740.4)	(704.9)
Total Rinker Materials	4311.1	4181.7	—	—	4311.1	4181.7	13.7	14.3
Readymix	1048.1	940.8	—	—	1048.1	940.8	11.4	6.0
Building Products	909.4	813.0	—	—	909.4	813.0	13.2	13.4
Sugar – milling	643.4	616.4	—	—	643.4	616.4	5.8	7.2
Sugar – other	75.8	82.4	—	—	75.8	82.4	44.4	35.6
Aluminium	450.2	445.7	—	—	450.2	445.7	28.1	24.7
Segment Total	7438.0	7080.0	—	—	7438.0	7080.0	13.8	13.4
Corporate	48.0	90.0	—	—	48.0	90.0
Group Total	7486.0	7170.0	—	—	7486.0	7170.0	13.0	12.9
Interest Revenue	8.9	24.8	—	—	8.9	24.8
Consolidated before significant items	7494.9	7194.8	—	—	7494.9	7194.8
Significant items	4573.0	—	—	—	4573.0	—
Total	12067.9	7194.8	—	—	12067.9	7194.8

(1) Includes profit (loss) on major asset sales, product liability charges, discontinued operations and certain rationalisation costs.

(2) Profit from ordinary activities before income tax increased from US$306.0 million in 2002 to US$328.3 million in 2003.

(3) Excludes net profit from associates.

(4) Profit from ordinary activities before income tax as a percentage of total revenue.

Year ended 31 March	Assets (5)		Liabilities (5)		Investment accounted for using the equity method (5)
(A$ million)	2003	2002	2003	2002	2003	2002
Rinker Materials
Aggregates	—	1321.5	—	(85.7)	—	—
Cement	—	792.5	—	(37.1)	—	—
Concrete, concrete block, asphalt	—	787.7	—	(137.3)	—	—
Concrete pipe and products	—	914.3	—	(78.5)	—	—
Other	—	572.8	—	(295.9)	—	—
Eliminations	—	(37.8)	—	37.8	—	—
Total Rinker Materials	—	4351.0	—	(596.7)	—	—
Readymix	—	953.0	—	(186.1)	—	178.5
Building Products	751.3	761.6	(128.7)	(133.2)	9.6	5.1
Sugar – milling	714.9	720.2	(99.5)	(76.3)	—	—
Sugar – other	166.8	176.2	(12.2)	(7.6)	128.8	133.0
Aluminium	371.9	398.6	(56.1)	(46.0)	—	—
Segment Total	2004.9	7360.6	(296.5)	(1045.9)	138.4	316.6
Corporate	155.4	150.5	(465.1)	(368.8)	—	—
Group Total	2160.3	7511.1	(761.6)	(1414.7)	138.4	316.6
Net cash	372.4	156.6
Tax assets/liabilities	202.8	283.0	(226.8)	(536.9)
Interest bearing liabilities			(598.3)	(1894.7)
Consolidated	2735.5	7950.7	(1586.7)	(3846.3)	138.4	316.6

Year ended 31 March	Share of associate entities’ profit		Depreciation and amortisation		Capital expenditure
(A$ million except percentages)	2003	2002	2003	2002	2003	2002
Rinker Materials
Aggregates	(0.4)	—	104.6	95.2	451.4	187.0
Cement	—	—	36.6	39.2	11.5	9.6
Concrete, concrete block, asphalt	—	—	74.7	55.2	676.6	95.7
Concrete pipe and products	—	—	57.3	58.6	34.7	125.6
Other	—	—	45.1	51.4	12.8	15.3
Total Rinker Materials	(0.4)	—	318.3	299.6	1187.0	433.2
Readymix	24.7	23.1	46.7	47.2	66.3	43.1
Building Products	3.6	4.5	34.9	33.8	41.8	52.3
Sugar – milling	—	—	34.4	34.7	19.7	21.6
Sugar – other	25.4	17.8	1.7	1.7	1.4	1.4
Aluminium	—	—	22.4	21.7	8.9	9.5
Segment Total	53.3	45.4	458.4	438.7	1325.1	561.1
Corporate	—	—	13.2	14.2	20.3	22.8
Group Total	53.3	45.4	471.6	452.9	1345.4	583.9

Geographic segment analysis

Year ended 31 March	Capital expenditure		Segment assets (5)		Total revenue		Profit from ordinary activities before income tax and significant items
(A$ million)	2003	2002	2003	2002	2003	2002	2003	2002
Australia	151.9	148.4	2,038.8	2,983.1	3,005.5	2,831.7	360.3	308.9
North America	1,187.0	433.2	—	4,351.0	4,311.1	4,181.7	592.0	598.5
New Zealand	0.7	0.9	46.3	45.5	41.8	31.7	13.0	9.8
Asia	5.8	1.4	75.2	131.5	127.6	124.9	8.5	8.6
Segment totals	1,345.4	583.9	2,160.3	7,511.1	7,486.0	7,170.0	973.8	925.8

(5) Excludes assets and liabilities relating to Rinker Group Limited which was demerged on 28 March 2003.

19                                  Comments by directors

i.                  Material factors affecting financial performance of CSR Limited and its controlled entities for the year ended 31 March 2003 are included on pages 1 – 4, and details of the demerger are given on page 27.

ii.               There has been no event since the end of the relevant year which has had a material effect on the matters already reported.

iii.            The Directors expect that dividends for at least the next year will be partially franked.

iv.           Adoption of AASB1044.  In CSR’s financial report for the year ended 31 March 2002 directors foreshadowed the potential effect of a new accounting standard, AASB1044 “Provisions, Contingent Liabilities and Contingent Assets” (“AASB1044”).  The directors have now considered the effect of AASB1044 and have resolved to apply the new standard for CSR’s financial year commencing 1 April 2002, even though the standard is not required to be adopted until annual reporting periods beginning on or after 1 July 2002.  The adoption of AASB1044 affects the timing of recording CSR’s dividend provision and increases the amount of the product liability provision (as indicated in our 2002 financial report), as discussed below.

Dividends.  CSR will now only recognise as a liability those dividends declared on or before the reporting date.  Previously, dividends declared after the reporting date but before the time of completion of the financial report were recognised as a liability at the reporting date.  As a result of adoption of AASB1044, the consolidated entity’s provision for dividend as at 1 April 2002 reduced by $121.7 million and retained profits increased by $121.7 million.

Product Liability.  AASB1044 imposes new requirements for the determination of uncertain liabilities, including providing significant additional guidance on the measurement of such liabilities as well as on discounting provisions to their present value using a rate which is lower than that previously used by CSR.  In accordance with AASB1044, CSR has recognised as a provision the present value of anticipated compensation payments and legal costs arising from product liability claims by discounting at a pre-tax rate that reflects the current market assessment of the time value of money and risks specific to those liabilities.

As a result of the adoption of AASB1044, CSR’s product liability provision as at 1 April 2002 increased by A$205.2 million, the corresponding deferred income tax asset increased by A$61.5 million and retained profits decreased by A$143.7 million.  This change in the product liability provision does not reflect any material change in CSR’s underlying product liability risk profile nor does it include any potential benefits from settlements with insurers.

An increase in the provision of A$19.1 million (A$13.4 million after associated income tax benefit) has been recognised as an expense in the statement of financial performance for the year ended 31 March 2003.  CSR’s directors are of the view that it is impracticable to restate the comparative financial information for the corresponding financial year as if AASB 1044 had always been applied, however they do not believe that the impact on that statement of financial performance would have been material.

A description of the nature of the product liability present obligation, uncertainties about future sacrifices, major assumptions and details of any related settlements with insurers are provided under Litigation on page 26.

v.              There were no material changes in estimates since the interim period ended 30 September 2002.

vi.           Changes in contingent liabilities and assets are discussed on page 26.

Year ended 31 March	(A$ million)	2003	2002

ADDITIONAL INFORMATION

1 Income tax

The actual income tax expense charged against profit differs from the prima facie income tax expense calculated on the profit before tax at the current income tax rate.  The major items responsible for the difference are:

Non-tax deductible depreciation and amortisation		17.4	18.5
Non-tax deductible other expenditure		3.2	1.4
Asset disposals and write-downs		(13.1)	(6.9)
Significant items		(460.2)	—
Asian trading (profits) losses not recognised		(0.5)	(1.3)
Equity accounted associates profit/rebates on dividends received		(10.4)	(11.4)
Research and development concessions		(0.5)	(0.4)
Tax refund re settlement with insurer in prior years		—	(33.0)
Income tax over provided in previous years		(2.2)	(1.4)
Overseas tax rate differential		41.3	35.3
Other items		(11.8)	(2.7)
		(436.8)	(1.9)

2             Gearing analysis (1)

(A$ million except ratios)	31 March 2003	31 March 2002	30 September 2002
Borrowings
Short-term debt and bank overdraft	325.6	40.2	26.2
Current maturities of long-term debt	—	63.8	246.7
Long-term debt	272.7	1790.7	2204.9
Total borrowings	598.3	1894.7	2477.8
Cash and short-term lending
Cash	37.9	68.2	82.5
Cash held to settle debt to Rinker Group Limited	315.5	—	—
Short-term lending	19.0	88.4	84.1
Total cash and short-term lending	372.4	156.6	166.6
Net debt	225.9	1738.1	2311.2
Total shareholders’ equity	1148.8	4104.4	4258.7
Gearing ratios
Net debt: equity plus net debt (%)	16.4	29.7	35.2
Net debt: equity (%)	19.7	42.3	54.3

(1) The 2003 gearing analysis relates to CSR after the demerger and is therefore not comparable to previous periods.

3             Litigation

CSR Limited and/or certain subsidiaries (CSR) were involved in mining asbestos and manufacturing and marketing products containing asbestos in Australia, and exporting asbestos to the United States.  As a result of these activities, CSR has been named as a defendant in litigation in Australia and the United States.

In Australia, claims for asbestos induced injury have been made by employees and ex-employees of CSR, by others such as contractors and transporters and by users of products containing asbestos.  As at 31 March 2003, there were 578 such claims pending.

In the United States, claims for damages are being made by people who allege exposure to asbestos fibre liberated either during the manufacture of products containing asbestos or in the installation or use of those products.  As at 31 March 2003, there were 3,115 such claims pending.

CSR has been settling claims since 1989.  As at 31 March 2003, CSR had resolved 124,000 claims in the United States, including resolution of 80,000 claims in mass settlements in West Virginia, Texas and Mississippi, and 1,332 claims in Australia.

There are uncertainties surrounding litigation in each of the United States and Australia. The incidence of asbestos related disease, the propensity of claimants to make formal demands on CSR, the amount of those demands and the presence of other defendants in litigation involving CSR impact the number and value of claims made against CSR.

CSR has recognised as a provision for product liability the best estimate of the consideration required to settle the present obligation for anticipated compensation payments and legal costs as at the reporting date. In determining the provision, CSR has obtained independent expert advice in relation to the future incidence of asbestos related claims in each of the United States and Australia. Those assessments have projected CSR’s claims experience into the future using various modelling techniques that take into account a range of possible outcomes. The present value of the liabilities is estimated by discounting the estimated cash flows using the pre-tax rate that reflects the current market assessment of the time value of money and risks specific to those liabilities.

CSR has commenced proceedings in New Jersey against a number of insurers who issued policies to CSR during the years 1979 to 1986.  In those proceedings CSR seeks indemnity for US asbestos claims and certain other relief.  Those proceedings are being pursued by CSR as speedily as possible.  No potential benefit from this litigation is included in the financial statements.

At 31 March 2003 a provision of A$332.3 million has been made for all known claims and probable future claims but not for such claims as cannot presently be reliably measured. CSR cannot determine with certainty the amount of its ultimate liability with respect to asbestos related claims or the future impact on its financial condition. However, taking into account the provision already included in CSR’s financial statements, the status of proceedings in CSR’s insurance litigation and current claims management experience, the directors are of the opinion that asbestos litigation in the United States and Australia will not have a material adverse impact on its financial condition.

Other contingent liabilities

CSR Limited acts as an authorised self-insurer in New South Wales, Queensland, Victoria, Western Australia, and the Australian Capital Territory for workers’ compensation insurance. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

4             Discontinued operations

On 19 November 2002 directors announced a demerger of Rinker Group Limited (“Rinker”) from the CSR Group.  The demerger of Rinker from CSR was approved by shareholders in an Extraordinary General Meeting on 25 March 2003, and court approval was obtained on 28 March 2003.  The effective date of the demerger was 28 March 2003 when CSR ceased to control Rinker.  The businesses being demerged are essentially the Rinker Materials Corporation (operating in the United States) and Readymix (operating in Australia and Asia) segments (refer to page 27) except the CSR group will retain the waste management businesses which have historically been included in the Readymix segment.  This resulted in the formation of two strong companies:

• Rinker group: an international heavy building materials group of companies which is better able to participate in the ongoing consolidation of the international heavy building materials industry; and

• CSR group: an Australian diversified industrial group of companies with a strong portfolio of businesses which is better able to capitalise on its growth opportunities while distributing a higher proportion of its profits as dividends than it does currently.

The demerger is expected to help Rinker and CSR pursue their respective strategies more effectively, focus on their strengths and, over time, deliver additional value to shareholders.

The financial information for the businesses that comprise the Rinker group for the year ended 31 March 2003 (and the 31 March 2002 comparative), is as follows:

Year ended 31 March	(A$ million unless indicated)	2003	2002
Financial Performance Information (1)
Trading revenue - sale of goods		5231.7	5041.0
Cost of sales		(3125.5)	(3017.1)
Warehouse and distribution costs		(932.2)	(887.2)
Selling costs		(98.2)	(93.4)
Administration and other operating costs		(439.2)	(437.4)
Share of partnership net income		(0.3)	(0.3)
Share of associate entities’ net profit		24.6	23.5
Operating profit		660.9	629.1
Other revenue from ordinary activities		129.7	84.2
Other expenses from ordinary activities		(92.7)	(67.9)
Dividend income from others		0.2	0.3
Profit from ordinary activities before finance and income tax		698.1	645.7
Interest income		0.6	1.4
Borrowing costs (2)		(86.7)	(89.5)
Profit from ordinary activities before income tax		612.0	557.6
Income tax relating to ordinary activities		(220.5)	(202.4)
Net profit		391.5	355.2
Net profit attributable to outside equity interests		(2.4)	(0.7)
Net profit attributable to members of Rinker Group Limited		389.1	354.5

(1) Includes A$13.4 million of allocated corporate costs each year

(2) Group borrowing costs less allocated to CSR (based on net debt of A$225 million).

Cash Flow Information for the year ended 31 March
Cash inflow (outflow) from operating activities	912.7	868.4
Cash inflow (outflow) from investing activities	(1083.6)	(394.1)
Cash inflow (outflow) from financing activities	332.6	(502.8)
Total cash inflow (outflow)	161.7	(28.5)

During the year ended 31 March 2003, CSR Limited demerged its Rinker Materials and Readymix businesses through a non cash capital return and distribution to shareholders. The demerger was implemented by way of a scheme of arrangement (“Scheme”) between CSR and its shareholders, a reduction in CSR’s capital (A$0.84 per share) and a special dividend (A$0.69 per share). Under the Scheme, instead of CSR shareholders receiving these entitlements in cash, CSR will automatically apply these amounts as payment for Rinker Group Limited shares. Rinker Group Limited shares were issued on 11 April 2003.

(A$ million unless indicated)	United States	Australia	Asia	Total
Geographical Segment Financial Performance Information for the year ended 31 March 2003
Revenue from ordinary activities	4,311.1	980.3	70.8	5,362.2
Expenses from ordinary activities	(3,822.6)	(862.5)	(65.1)	(4,750.2)
Profit before income tax	488.5	117.8	5.7	612.0
Income tax expense	(192.8)	(27.1)	(0.6)	(220.5)
Outside equity interests	(0.6)	—	(1.8)	(2.4)
Net profit attributable to members of Rinker Group Limited	295.1	90.7	3.3	389.1

Geographical Segment Financial Performance Information for the year ended 31 March 2002
Revenue from ordinary activities	4,181.7	893.1	52.1	5,126.9
Expenses from ordinary activities	(3,704.3)	(815.1)	(49.9)	(4,569.3)
Profit before income tax	477.4	78.0	2.2	557.6
Income tax expense	(185.7)	(16.2)	(0.5)	(202.4)
Outside equity interests	(0.7)	0.6	(0.6)	(0.7)
Net profit attributable to members of Rinker Group Limited	291.0	62.4	1.1	354.5

Geographical Financial Position Information as at 31 March 2003 (1)
Assets	5,099.7	1,168.0	30.7	6,298.4
Liabilities	(2,967.1)	(275.6)	(15.0)	(3,257.7)
Net Assets	2132.6	892.4	15.7	3040.7

Geographical Financial Position Information as at 31 March 2002 (1)
Assets	4,452.8	949.6	49.6	5,452.0
Liabilities	(2,366.5)	(223.0)	(58.4)	(2,647.9)
Net Assets	2,086.3	726.6	(8.8)	2,804.1

1      Refer to Business segment information for Rinker group, being the Rinker Materials Corporation and Readymix segments.

5             CSR financial dates

2003

31 March	Year end
20 May	Profit and final dividend announced
30 May	Shares begin trading ex dividend
05 June	Record date for entitlement to final dividend
18 June	Annual report released and Notice of Meeting and Proxy Form mailed
03 July	Final dividend paid
15 July	Proxy returns close (10.00 am Sydney)
17 July	Annual general meeting in Sydney at 10.00 am, Westin Hotel, Sydney
30 September	Half-year end

COMPLIANCE STATEMENT

1.               This report has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act 2001.

2.               This report and the financial statements prepared under the Corporations Act 2001 use the same accounting policies.

3.               This report does give a true and fair view of the matters disclosed.

4.               This report is based on financial statements, which have been audited.

5.               The audit report on the financial statements does not contain any qualifications.

6.               The entity has a formally constituted audit committee.

Alec Brennan

Managing Director

20 May 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR Limited
(Registrant)

By:	Andree Taylor
(Signature)*
General Manager, Investor Relations

Date 20 May 2003

* Print the name and title of the signing officer under his signature.